CERTIFICATE OF QUALIFIED PERSON
Rickardo Welyhorsky, P. Eng. AMEC Americas Limited 2020 Winston Park Drive, Suite 700 Oakville, ON, Canada L6H 6X7 Tel: (905) 829.5399 ext. 2360 Fax: (905) 829-3633 rick.welyhorsky@amec.com

I, Rickardo Welyhorsky, P. Eng., am employed as a Senior Process Engineer with AMEC Americas Limited.

This certificate applies to the technical report entitled “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada ” with an effective date of 1 April 2008.

I am a member of Professional Engineers of Ontario and graduated in 1993 from Laurentian University in Ontario with a Bachelor’s degree in Metallurgical Engineering (B. Eng.).

I have practiced my profession for 15 years. I have been directly involved in process plant operations for the first 11 years of my professional career in gold, silver, uranium, nickel and copper.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I did not visit the Young Davidson Property. I am responsible for the preparation of Sections 16, 20.7 and 21.3 of the technical report entitled “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada ” dated 1 April, 2008.

I am independent of Northgate Minerals Corporation as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”

Rickardo Welyhorsky, P. Eng. Senior Process Engineer Dated 8 August 2008

AMEC Americas Limited 2020 Winston Park Drive, Suite 700 Oakville, ON L6H 6X7 Tel (905) 829-5400 Fax (905) 829-3633	www.amec.com